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October 4, 2024	Philip T. Hinkle philip.hinkle@dechert.com +1 202 261 3460 Direct

VIA EDGAR

Mr. Brian Szilagyi

Mr. Daniel Greenspan

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Eagle Point Institutional Income Fund Post-Effective Amendment No. 3 to the Registration Statement on Form N-2 File Nos. 333-276455 and 811-23758

Dear Mr. Szilagyi and Mr. Greenspan:

This letter responds to comments that Mr. Szilagyi conveyed in a telephonic discussion with Taylor S. Stevens of Dechert LLP on September 23, 2024 and that Mr. Greenspan conveyed in a telephonic discussion with Philip T. Hinkle and Taylor S. Stevens of Dechert LLP on September 23, 2024 with respect to Post-Effective Amendment No. 3 (the “Amendment”) to the registration statement filed on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), with the U.S. Securities and Exchange Commission (the “SEC”) on September 18, 2024 on behalf of Eagle Point Institutional Income Fund (the “Fund”). The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

Concurrently with this letter, the Fund is filing Post-Effective Amendment No. 4 to its Registration Statement, which reflects the disclosure changes discussed below and certain other changes.

On behalf of the Fund, set forth below are the comments of the SEC staff (“Staff”) along with our responses to or any supplemental explanations of such comments, as requested.

Accounting Comments

1.	Comment: In the “CONSOLIDATED FINANCIAL HIGHLIGHTS” section, please revise the disclosure to refer to the “unaudited consolidated financial highlights.”

Response:           The Fund has revised the disclosure accordingly.

Mr. Szilagyi Mr. Greenspan October 4, 2024 Page 2

2.	Comment: In the “FINANCIAL STATEMENTS” section in the Statement of Additional Information, please revise the reference to “financial highlights” to refer to “consolidated financial statements.”

Response:           The Fund has revised the disclosure accordingly.

3.	Comment: With respect to Part C, Item 25, Part A, please revise the disclosure to refer to the “unaudited consolidated financial highlights.”

Response:           The Fund has revised the disclosure accordingly.

Legal Comments

1.	Comment: Please confirm in correspondence whether the credit agreement between the Fund and BNP Paribas, as lender, is required to be filed pursuant to Item 25.2 of Form N-2.

Response:           The Fund believes that the filing of credit agreements is not required by Form N-2. Item 25.2 of Form N-2 requires certain exhibits to be filed as part of a fund’s registration statement. Credit agreements are not specifically referenced among the required exhibits listed in Item 25.2, but Item 25.2.k contains a catch-all that requires “copies of all other material contracts not made in the ordinary course of business that are to be performed in whole or in part at or after the date of filing the registration statement” to be filed as exhibits to the registration statement. In light of the fact that the purpose of a credit agreement will be to permit the Fund to employ leverage to enhance its potential for achieving its investment objective, the Fund believes that such credit agreement would be made in the ordinary course of business—that is, the borrowings under a credit agreement only will be used to invest in additional securities that are in accordance with the Fund’s investment objective and investment strategies, which the Fund considers to be its “ordinary course of business.” In addition, to the extent a credit agreement is required to be filed as an exhibit to the Registration Statement, the Fund would need the consent of any lender to do so.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3460 if you wish to discuss this correspondence further.

Sincerely,

/s/ Philip T. Hinkle
Philip T. Hinkle

cc:	Nauman S. Malik, Eagle Point Credit Management LLC

Joshua M. Katz, Eagle Point Credit Management LLC

Thomas J. Friedmann, Dechert LLP

Alexander C. Karampatsos, Dechert LLP